TRIPLEPOINT VENTURE GROWTH BDC CORP.
2755 SAND HILL ROAD, SUITE 150
MENLO PARK, CALIFORNIA 94025

November 10, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: TriplePoint Venture Growth BDC Corp.
        File Number 814-01044
        Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "**1940 Act**"), TriplePoint Venture Growth BDC Corp., a Maryland corporation (the "**Company**") (File No. 814-01044), has today filed the following documents:

1.   a copy of the Company's amended fidelity bond (the "**Bond**"), which includes a statement as to the period for which the premium has been paid (attached as Exhibit A); and

2.   a certificate of the Secretary of the Company containing (a) the resolutions of the Board of Directors of the Company, including a majority of directors who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, of the Company, approving the form, type, coverage and amount of the amendment to the Bond and (b) a statement as to the period for which premiums have been paid (attached as Exhibit B).

Very truly yours,

TriplePoint Venture Growth BDC Corp.

By: /s/ Sajal K. Srivastava
        Name: Sajal K. Srivastava
        Title: Chief Investment Officer,
               President, Secretary and Treasurer

ENDORSEMENT# 9

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

ITEM 3 OF DECLARATIONS AMENDED RIDER (MIDTERM

INCREASE)

In consideration of the additional premium of $5,516, it is hereby understood and agreed as follows:

1. Effective 07/29/2020, Item 3 of the Declarations of this bond is deleted in its entirety and replaced with the following:

    Item 3.   Limit of Liability—Subject to Sections 9, 10 and 12 hereof, Amount

    applicable to:

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$5,000,000	$0
Insuring Agreement (B)-AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement (C)-ON PREMISES	$5,000,000	$50,000
Insuring Agreement (D)-IN TRANSIT	$5,000,000	$50,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$5,000,000	$50,000
Insuring Agreement (F)-SECURITIES	$5,000,000	$50,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$5,000,000	$50,000
Insuring Agreement (H)-STOP PAYMENT	$25,000	$5,000
Insuring Agreement (I)- UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

Additional Coverages:

Insuring Agreement - COMPUTER SYSTEMS	$5,000,000	$50,000
Insuring Agreement - UNAUTHORIZED SIGNATURES	$25,000	$5,000

    If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

    ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

END 009

<u>**ENDORSEMENT#**</u> 10

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

COMPUTER CRIME COVERAGE RIDER (ICBB

VERSION)

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1. All the terms and conditions of the Investment Company Blanket Bond, Form No. 41206 (09/84), shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2. Item 3 of the Declarations is hereby amended by adding the following under ***Optional Insuring Agreements and Coverages*** section:

	Limit of Liability	Deductible
(CC-1) Computer Systems Fraud	$5,000,000	$50,000
(CC-2) Data Processing Service Operations	$5,000,000	$50,000
(CC-3) Voice Initiated Transfer Fraud	$5,000,000	$50,000
(CC-4) Telefacsimile Transfer Fraud	$5,000,000	$50,000
(CC-5) Destruction of Data or Programs by Hacker	$5,000,000	$50,000
(CC-6) Destruction of Data or Programs by Virus	$5,000,000	$50,000
(CC-7) Voice Computer Systems Fraud	$5,000,000	$50,000

3. The Declarations page is hereby amended by adding the following after **Item 6** thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud   Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $50,000.

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $50,000

4. The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

COMPUTER SYSTEMS FRAUD

(CC-1) Loss resulting directly from a fraudulent:

(1)   entry of Electronic Data or Computer Program into, or

(2)   change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i)   Property to be transferred, paid or delivered,

(ii)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)   an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)   on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

(CC-2) Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)   entry of Electronic Data or a Computer Program into, or

(2)   change of Electronic Data or a Computer Program within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement, or

(3)   entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)   Property to be transferred, paid or delivered,

(ii)   an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

(iii)   an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)   on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(CC-3) Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)   an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)   an individual person who is a Customer of the Insured, or

(3)   an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i)   such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)   if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(CC-4) Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)   purports and reasonably appears to have originated from:

(a)   a Customer of the Insured,

(b)   another financial institution, or

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

(c)   another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)   contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)   contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(CC-5) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement.

Special Condition: Under this Insuring Agreement, a single "Loss" shall comprise of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single "Loss."

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

(CC-6) Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: Under this Insuring Agreement, a single "Loss" consists of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single "Loss."

VOICE COMPUTER SYSTEM FRAUD

(CC-7) Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by:

(1)   failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)   failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

> **Special Condition:** Under this Insuring Agreement, a single "Loss" consists of loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5. GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES–CONSOLIDATION, MERGER–NOTICE is hereby deleted in its entirety and is replaced with the following:


ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS


A.   If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a) has occurred or will occur in offices or premises or computer systems, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i)   give the Underwriter written notice within 60 days of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and


END 010


This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

       (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

       (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

6. Solely for the coverage provided by this rider, in Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond, definition (b) "Property" is hereby amended to include Electronic Data and Computer Programs.

7. Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond is hereby amended by adding the following definitions to the end thereof:

    (i) "Account Code" means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System.

    (ii) "Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

    (iii) "Computer System" means:
      (1) computers with related peripheral components, including storage components wherever located;
      (2) systems and applications software;
      (3) terminal devices; and
      (4) related communication networks, including the internet
    by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

    (iv) "Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

(iv)   "Funds" means Money on deposit in an account.

(v) "Restoration Costs" means reasonable and necessary costs or expenses incurred by the Insured with the Insurer's prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer's prior written consent, to reach such determination.

Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1) any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or

(2) any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs.

(vi) "System Administration" means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor.

(vii) "System Maintenance" means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof.

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

(viii) "System Password" means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities.

(ix) "Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

(x) "Tested" means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

(xi) "Uncertificated Security" means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:
   (1)   not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
   (2)   of a type commonly dealt in securities, exchanges or markets; and
   (3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(xii) "Voice Computer System" means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8. Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following exclusions to the end thereof:

   THIS BOND DOES NOT COVER:

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

(i)   any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)   loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)   loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

(iv)   loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the **COMPUTER SYSTEMS FRAUD** or **VOICE INITIATED TRANSFER FRAUD** Insuring Agreements;

(v)   loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement;

(vi)   loss resulting directly or indirectly from theft of confidential information;

(vii)   loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii) the cost of duplication of Electronic Data or Computer Programs, unless covered under the **DESTRUCTION OF DATA OR PROGRAMS BY HACKER** or **DESTRUCTION OF DATA OR PROGRAMS BY VIRUS** Insuring Agreements;

(ix)   loss involving a Voice Computer System, unless covered under the **VOICE COMPUTER SYSTEM FRAUD** Insuring Agreement;

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

(x)   loss resulting directly or indirectly from:
    (1)   written instructions or advices, or
    (2)   telegraphic or cable instructions or advices;
    unless the instructions or advices are Tested and the loss is covered under the
        COMPUTER   SYSTEMS   FRAUD or **DATA   PROCESSING   SERVICE
OPERATIONS** Insuring Agreements;

(xi)   loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)   loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

(xiii) loss resulting directly or indirectly from:
    (a) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or
    (b) failure or breakdown of electronic data processing media; or
    (c) error or omission in programming or processing;

(xiv)   loss as a result of a threat to Computer System operations;

(xv)   loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured's Voice Computer System;

(xvi)   loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentication mechanism.

END 010

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

(xvii) loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for any reason;

(xviii) loss of potential income, including but not limited to interest and dividends;

(xix) loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx) any fees, costs and expenses incurred by the Insured;

(xxi) indirect or consequential loss of any nature;

(xxii) loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy;

(xxv) loss as a result of a threat:
    (1) to do bodily harm to any person;
    (2) to do damage to the premises or property of the Insured; or
    (3) to Computer Systems operations.

9. Solely for the coverage provided by this rider, Section 4. LOSS – NOTICE - PROOF – LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following to the end thereof:

It is further understood and agreed that:

(i) Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required; and

END 010

ENDORSEMENT# 10   (Continued)

This endorsement, effective *at 12:01AM July 29, 2020*   forms a part of
Policy number: *03-988-74-58*
Issued to: *TRIPLEPOINT VENTURE GROWTH BDC CORP*

By: *AIG Specialty Insurance Company*

    (ii)   Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 010

This endorsement, effective *12:01 am*   *July 29, 2020*   forms a part of

policy number   *03-988-74-58*
issued to *TRIPLEPOINT VENTURE GROWTH BDC CORP*

by   *AIG Specialty Insurance Company*

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the "Forms Index" Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		ITEM 3 OF DECLARATIONS AMENDED RIDER
135055	12/19	COMPUTER CRIME COVERAGE RIDER
SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE
Or Countersignature (In states where applicable)

END 011



CLAIM REPORTING FORM
AIG Specialty Insurance Company
Issuing Company:

Reported under Policy/ Bond Number: *03-988-74-58*   Date: _____

Type of Coverage: D&O_____ E&O_____ Fidelity_____ (complete the Fidelity Supplemental on the next page) Insured's

Name, as given on Policy Declarations (Face Page):

TRIPLEPOINT VENTURE GROWTH BDC CORP

Contact Person: _____

Title: _____

Phone: (_____)_____-_____Ext_____

eMail:_____@ _____

Case or Claimant Name: _____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: *WOODRUFF-SAWYER & CO*

Address: *50 CALIFORNIA STREET, FLOOR 12*

Address: *SAN FRANCISCO, CA 94111*

Contact: *STEVE CROSS*   Phone:_____

eMail: *scross@woodruffsawyer.com*

Send Notice of Claims to:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c- Claim@AIG.com



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *AIG Specialty Insurance Company*

Reported under Policy/ Bond Number: *03-988-74-58*

Date of Discovery: _____ Estimated Amount of loss:

Cause of Loss:

Employee Dishonesty	_____	Computer Fraud	_____
Funds Transfer	_____	Robbery/Burglary	_____
ID Theft	_____	Forgery	_____
Client Property	_____	In Transit	_____
ERISA	_____	Credit Card Forgery	_____
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CERTIFICATE OF THE SECRETARY OF

TRIPLEPOINT VENTURE GROWTH BDC CORP.

THE UNDERSIGNED, Sajal K. Srivastava, the duly appointed Chief Investment Officer, President, Secretary and Treasurer of TriplePoint Venture Growth BDC Corp. (the "**Company**"), an externally managed, non- diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "**1940 Act**"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "**SEC**") in connection with the filing of the Company's amended fidelity bond (the "**Bond**") pursuant to Rule 17g-1 under the 1940 Act, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Investment Officer, President, Secretary and Treasurer of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not "interested persons" of the Company, as such term is defined in the 1940 Act, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period March 5, 2020 to March 5, 2021.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 10th day of November, 2020.

By: /s/ Sajal K. Srivastava
Name: Sajal K. Srivastava
Title: Chief Investment Officer, President,
         Secretary and Treasurer

Approval of Increase in Coverage Limit of the Fidelity Bond

WHEREAS, the Board, including all of the Non-Interested Directors, ratified and approved the terms of the Company's fidelity bond, including the amount of coverage, form and premium for such bond, on February 28, 2020 (the "*Fidelity Bond*"); and

WHEREAS, the Company increased the amount of the Fidelity Bond from $1,000,000 to $5,000,000, effective July 29, 2020; and

WHEREAS, the Board deems it advisable and in the best interests of the Company to increase the amount of the Fidelity Bond;

NOW, THEREFORE, BE IT RESOLVED, that the Board, including all of the Non-Interested Directors, hereby ratifies and approves the increase in the amount of the Fidelity Bond from $1,000,000 to $5,000,000 and hereby ratifies and approves the increased premiums and other terms of the Fidelity Bond, including the form, type and coverage thereof; and

FURTHER RESOLVED, that each of the Authorized Officers is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.